Exhibit 99.2

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

This Management’s Discussion and Analysis [“MD&A”] for NOVADAQ® Technologies Inc. [“NOVADAQ” or the “Company”] should be read in conjunction with the unaudited interim condensed consolidated financial statements for the three-month period ended March 31, 2016, which have been prepared in accordance with International Financial Reporting Standards [“IFRS”] as issued by the International Accounting Standards Board [“IASB”]. All of the amounts are expressed in United States [“U.S.”] dollars unless otherwise indicated. References to “NOVADAQ” or “the Company” mean NOVADAQ and/or its management.

Forward-Looking Information

This MD&A contains certain information that may constitute forward-looking information within the meaning of Canadian securities laws and forward-looking statements within the meaning of United States federal securities laws, both of which the Company refers to as forward-looking information. In some cases, forward-looking information can be identified by the use of terms such as “may”, “will”, “should”, “expect”, “plan”, “anticipate”, “believe”, “intend”, “estimate”, “predict”, “potential”, “continue” or other similar expressions concerning matters that are not statements about the present or historical facts. Forward-looking information may relate to management’s future outlook and anticipated events or results, and may include statements or information regarding the future financial position, business strategy and strategic goals, competitive conditions, research and development activities, projected costs and capital expenditures, financial results, research and clinical testing outcomes, taxes and plans and objectives of, or involving, NOVADAQ. Without limitation, information regarding future sales and marketing activities, SPY, SPY Elite Fluorescence Imaging System [the “SPY Elite Imaging System”], PINPOINT Endoscopic Fluorescence Imaging System [the “PINPOINT Imaging System”], PINPOINT upgrade kit, LUNA™ Fluorescence Angiography System [the “LUNA Imaging System”], the Firefly™  component used in the da Vinci robot [“Firefly” and together with the SPY Elite, PINPOINT and LUNA Imaging Systems, collectively, the “SPY Imaging Systems”] and CO2 Heart Laser System, EasyLDI Perfusion Camera [“EasyLDI Camera”] and DermACELL® tissue products [collectively, the “Other Products”, and together with the SPY Imaging Systems, the “Products”] sales, placements and utilization rates, reimbursement for the various SPY Imaging System procedures and DermACELL tissue products [“DermACELL”], future revenues arising from the sales of the Company’s Products, the sales and marketing arrangements with LifeNet Health® [“LifeNet Health”], the license and supply agreements with Intuitive Surgical®, Inc. [“Intuitive”],  the co-marketing agreement with Arthrex, Inc. [“Arthrex”], the distribution agreements with MAQUET Cardiovascular [“MAQUET”], the various international distribution agreements and future potential partnerships, research and development activities, the Company’s plans to seek further regulatory clearances for additional indications, as well as the Company’s plans for development of a surgical lymph node and tumor margin scintigraphy imaging system is forward-looking information.

Forward-looking information is based on certain factors and assumptions regarding, among other things, market acceptance and the rate of market penetration of NOVADAQ’s Products, the success of NOVADAQ’s partnerships and distribution arrangements, the effect of reimbursement codes for procedures involving use of the Products and the clinical results of the use of the Products. While the Company considers these assumptions to be reasonable based on information currently available to it, they may prove to be incorrect and actual results may vary materially from the disclosure herein. The successful commercialization of any one of the Products will depend on a number of financial, logistical, technical, legal, regulatory, competitive, economic and other factors, the outcome of which cannot be predicted, and some of which will be out of the Company’s control. Due to the early stage of commercialization for certain Products, it is difficult for the Company to accurately predict its future revenues or results of operations or the timing of its current research and development programs. In addition, despite the Company’s current focus on the commercialization of its products, the Company continues to invest in additional research and development in order to expand the applications of the SPY Imaging Systems, and these activities may require significant cash commitments which may, in turn, affect the profitability of the Company

Forward-looking information is subject to certain factors, including risks and uncertainties, which could cause actual results to differ materially from what the Company currently expects. These factors include: risks relating to the transition from research and development activities to commercial activities; market acceptance and adoption of the Products; risks relating to the Company’s transition to a direct sales and marketing model with respect to the SPY Imaging Systems; the risk that changes to current healthcare reimbursement codes or healthcare spending will negatively affect the acceptance or usage of the Products; quarter to quarter revenue fluctuations due to numerous external risk factors; risks related to third-party contractual performance; risks associated with the introduction of products or existing products by competitors that compete with the Products; risks associated with conducting business internationally; risks related to medical or scientific advances that could render the Products obsolete; market acceptance and adoption of the SPY Imaging Systems and/or DermACELL; dependence on key suppliers for components of certain Products; regulatory and clinical risks; risks relating to the protection of its patents, trade secrets, trademarks and other intellectual property (“IP”) and third party IP; risks inherent in the conduct of research and development activities, including the risk of unfavorable or inconclusive clinical trial outcomes; potential product liability, competition and the risks posed by potential technological advances; and risks relating to fluctuations in the exchange rate between the U.S. and the Canadian dollar.

The Company has also included important factors in the cautionary statements included in the Company’s Annual Information Form [“AIF”] for the year ended December 31, 2015, which is filed on SEDAR at www.sedar.com and on EDGAR. Forward-looking information is provided in the AIF for the purpose of giving information about management’s current expectations and plans and allowing investors and others to get a better understanding of our operating environment. However, readers are cautioned that it may not be appropriate to use such forward-looking information for any other purpose. Prospective investors should give careful consideration to such risks and uncertainties. NOVADAQ believes that these factors could cause actual results or events to differ materially from the forward-looking statements that it makes.

Undue importance should not be placed on forward-looking information, nor should reliance be placed upon this information as of any other date. Unless required by law, NOVADAQ does not undertake to update this information at any particular time. These forward-looking statements are made as of the date of this MD&A. Unless otherwise indicated, this MD&A was prepared by management from information available through April 27, 2016.

COMPANY OVERVIEW

NOVADAQ (Toronto Stock Exchange (“TSX”): NDQ; NASDAQ Global Market (“NASDAQ”): NVDQ) primarily develops, manufactures and markets real-time fluorescence imaging products that are designed for use by surgeons in the operating room and other clinical settings where open and minimally invasive surgery or interventional procedures are performed. The focus of NOVADAQ’s operations began with research and development, and in mid-2005, the Company launched its first commercial application for the SPY Intraoperative Imaging System in the U.S. From 2009 through 2012, the Company formed certain alliances with market leading companies for the broader commercialization of NOVADAQ’s leading products. In 2013, NOVADAQ first established a direct sales team in North America to focus on the sale of the Company’s PINPOINT Imaging System and the LUNA Imaging System. In 2015, NOVADAQ rapidly expanded its direct sales team in order to sell and market the SPY Elite® Imaging System, which was previously distributed and marketed in North America by LifeCell Corporation (“LifeCell”). The Company also acquired exclusive worldwide distribution rights to LifeNet Health’s DermACELL tissue products, which are used in breast reconstruction surgery and wound care procedures, and the new direct sales team began selling DermACELL to the Company’s customers as of January 2015.

In January 2016, NOVADAQ further expanded its direct sales force in order to accommodate the establishment of two distinct sales divisions: (1) the surgical division which is focused on selling the SPY Elite® Imaging System, the PINPOINT Imaging System and DermACELL products used in breast reconstruction procedures; and (2) the wound care division which is focused on selling the LUNA™ Fluorescence Angiography System and DermACELL products used in diabetic foot ulcers and chronic non-healing wounds.

The SPY fluorescence imaging technology utilized in the SPY Elite, PINPOINT, LUNA Imaging Systems and Firefly (“SPY Fluorescence Imaging”) provides clinically relevant anatomic and physiologic images of blood flow in vessels and micro-vessels during a wide variety of complex surgical procedures performed in the operating room and for the treatment of acute and chronic wounds outside the operating room. The technology utilized in SPY Imaging Systems has a strong record of safety and does not expose the patient or the hospital or clinic staff to ionizing radiation. The SPY Fluorescence Imaging core technology platform is flexible and can be used to develop unique imaging devices specifically designed to meet the needs of different surgeons and the specialty procedures they perform. SPY images enable surgeons treating life-threatening illnesses such as breast, head and neck, colon, kidney and other cancers, complex hernias, diabetes and certain cardiovascular diseases that result in chronic non-healing wounds, to effectively visualize blood flow in vessels, co-joined vessels and micro-vessels and to visually assess the quality of blood perfusion in tissue, such as skin and organs.

More than 180 peer-reviewed publications report positive clinical experiences using SPY Imaging Systems in open, robotic and endoscopic surgeries and wound care. This body of academic literature supports the Company’s claims that the use of SPY Imaging Systems enhances intra-procedural decision-making and enables surgeons and other specialists to repair or remove tissue that could, otherwise, lead to post-operative or post procedure complications, which if not addressed during the procedure can negatively impact patient quality of life and significantly increase overall treatment costs.

The Company’s SPY, SPY Elite, LUNA and PINPOINT Imaging Systems are based upon the core SPY fluorescence technology. SPY and SPY Elite are 510(k) cleared by the U.S. Food and Drug Administration [“FDA”] for the visualization of blood flow in vessels and tissue perfusion during nine different open surgery applications.

The LUNA system is FDA 510(k) cleared for use in cardiovascular applications, such as the assessment of blood flow in peripheral vessels and perfusion in extremities for patients with vascular disease and conditions that can lead to chronic and acute wounds. The SPY, SPY Elite, and LUNA Systems are also Conformité Européenne (CE Marked) for sale in Europe, are licensed by Health Canada and have regulatory authority approval for sale in certain other markets outside of the United States including Australia, Brazil, China, Israel, Japan, New Zealand, Philippines, South Korea, Taiwan and Turkey. The Company also markets the SPY Analysis Toolkit [“SPY-Q”], which is a companion post-processing software designed to allow physicians to enhance and apply objective analysis tools to SPY Elite and LUNA images. SPY-Q is also 510(k) cleared by the FDA and is also available in markets outside of the United States.

PINPOINT is FDA 510(k) cleared, CE Marked, licensed by Health Canada and approved by several other regulatory authorities outside of the U.S., for use in minimally invasive surgical procedures. PINPOINT is approved for sale in Australia, Brazil, China, Israel, Japan, Mexico, New Zealand, Philippines, South Korea, Taiwan, Thailand and Turkey. PINPOINT combines the capabilities of SPY imaging with state-of-the-art high definition visible light visualization offered by conventional endoscopes. PINPOINT provides surgeons with better visualization of important information related to anatomic structures and tissue perfusion during complex minimally invasive procedures.

DermACELL is a technologically advanced Acellular Dermal Matrix (“ADM”) that is used in breast reconstruction surgeries, as well as in the treatment of diabetic foot and venous stasis ulcers and chronic non-healing wounds. Adequate blood supply is critical for successful use of regenerative human tissue matrix allografts. The use of NOVADAQ’s SPY Imaging Systems alongside DermACELL will allow clinicians to visually assess the quality of blood flow in tissue in real time allowing for the validation of adequate perfusion to support integration with native tissue at the time of allograft implant.

In addition to marketing SPY Imaging Systems and DermACELL products, NOVADAQ markets the U.S. FDA premarket approved [“PMA”] CO2 Heart Laser™ System for TMR. TMR is a procedure aimed at improving blood flow to areas of the heart that cannot be successfully treated by standard revascularization techniques and is often performed adjunctively with coronary artery bypass graft surgery. The CO2 Heart Laser line of products is exclusively distributed in the U.S. by MAQUET.

NOVADAQ’s intellectual property consists of 64 patent families representing 102 granted or allowed patents and 136 pending applications in various stages of review and prosecution. While the industry is highly competitive and subject to rapid and significant technological changes, the Company believes that there currently is no widely adopted alternative practical method of routinely visually assessing blood flow in vessels and micro vessels and tissue perfusion during the course of complex open, robotic or minimally invasive operative procedures. NOVADAQ will vigorously defend its patent estate if infringement is deemed to occur.

Despite the Company’s current focus on the commercialization of the SPY Imaging Systems, the Company continues to invest in additional research and development and acquisitions in order to expand the applications of its current and future imaging platforms and direct sales offerings. As of the end of 2015, more than 200,000 procedures utilized the SPY Imaging Systems and more than 2,375 SPY Imaging Systems are in use in hospitals throughout the U.S. A portion of NOVADAQ’s current revenues comes from alliances formed with leading distributors in relevant markets outside North America. Additionally, NOVADAQ projects that a portion of its future revenues will be derived from the sale of DermACELL, which is offered to clinicians alongside of the SPY Imaging Systems.

Over the years, the Company has incurred recurring operating losses, having invested significantly in its research and development activities, as well as supporting its selling and marketing, and general and administrative expenses. The Company has financed its operations through different sources including the issuance of common shares and shareholder warrants, the formation of strategic alliances with licensee partners and research and development grants awarded by governmental agencies. The Company expects to continue to incur losses and may require significant capital to fulfill its future obligations. Please refer to the section on “Liquidity and Capital Resources” below. The Company believes that its market leadership position, the ongoing advancement of its technology and the quality of its direct sales and marketing infrastructure will allow it to operate profitably in the future.

SUMMARY OF QUARTERLY RESULTS

The following table sets forth information regarding NOVADAQ's revenues, loss from operations and other information for the periods presented, which were prepared in accordance with IFRS as issued by the IASB, and should be read in conjunction with the corresponding unaudited interim condensed consolidated financial statements and related notes.

	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2
in $000’s, except per share amounts and %	2016	2015	2015	2015	2015	2014	2014	2014

Revenues
Product sales	16,780	19,104	16,290	14,337	11,067	9,803	11,111	10,391
Royalty revenue	495	587	443	541	452	745	489	270
Partnership fee revenue	––	––	––	––	––	2,316	325	325
Service revenue	451	327	303	189	172	158	203	166
Total revenues	17,726	20,018	17,036	15,067	11,691	13,022	12,128	11,152
Cost of sales	5,068	5,648	4,477	4,381	4,220	3,897	4,327	4,232
Gross profit	12,658	14,370	12,559	10,686	7,471	9,125	7,801	6,920
Gross profit percentage	71%	72%	74%	71%	64%	70%	64%	62%

Operating expenses
Selling and distribution expenses	15,308	13,157	13,370	15,493	12,498	7,505	6,279	7,192
Research and development expenses	3,163	4,817	3,981	5,129	3,622	3,394	2,802	2,331
Administrative expenses	2,557	2,587	1,319	2,458	2,687	3,935	2,413	1,968
Termination fee	––	––	––	––	––	4,500	––	––
Total operating expenses	21,028	20,561	18,670	23,080	18,807	19,334	11,494	11,491
Loss from operations	(8,370)	(6,191)	(6,111)	(12,394)	(11,336)	(10,209)	(3,693)	(4,571)
Finance costs	(24)	(26)	(26)	(26)	(26)	––	––	––
Finance income	90	84	56	56	54	48	50	59
Warrant revaluation adjustment	1,324	(3,661)	2,321	6,338	23	(7,356)	6,670	10,794
Income (loss) before income taxes	(6,980)	(9,794)	(3,760)	(6,026)	(11,285)	(17,517)	3,027	6,282
Income tax recovery (expense)	—	(13)	48	––	––	(34)	1	(2)
Net income (loss) and comprehensive income (loss) for the period	(6,980)	(9,807)	(3,712)	(6,026)	(11,285)	(17,551)	3,028	6,280

Basic income (loss) and comprehensive income (loss) per share for the period	(0.12)	(0.17)	(0.07)	(0.11)	(0.20)	(0.32)	0.05	0.11
Diluted loss and comprehensive loss per share for the period	(0.14)	(0.17)	(0.11)	(0.22)	(0.20)	(0.32)	(0.06)	(0.08)

Balance Sheet Data

in $000’s	As at March 31, 2016	As at December 31, 2015	As at March 31, 2015

Cash and cash equivalents	96,608	106,790	133,014
Working Capital	120,705	128,614	149,096
Total assets	166,989	175,972	190,096
Total non-current liabilities	2,409	19,022	23,918
Total liabilities	14,808	33,010	32,457
Shareholders' equity	152,181	142,962	158,157

RESULTS OF OPERATIONS – Q1-2016 as compared to Q1-2015 and Q4-2015

Revenues

Revenues increased by 52% to $17,726,000 in Q1-2016 from $11,691,000 in Q1-2015.  Product sales increased by $5,713,000 or 52%, comprised of increases in total capital sales (direct, partnered and international) of $4,179,000, or 77% and total recurring revenue of $1,534,000 or 27%.

Royalty revenue for Q1-2016 increased from Q1-2015 by $43,000 due to more Firefly Illuminators being sold by our partner.

Service revenue increased by $279,000 to $451,000 in Q1-2016 from $172,000 in Q1-2015 as a result of the recognition of revenue previously deferred on extended service contracts.

Total direct revenue increased by $6,058,000 or 71% to $14,561,000 in Q1-2016 from $8,503,000 in Q1-2015 as a result of an increase in direct capital revenue of 113% and an increase in direct recurring revenue of 41%.  Direct revenues exclude our partnered revenues and sales outside of North America.  Direct recurring revenues include all kits, service, rental and DermACELL sales.

In comparison to Q4-2015, revenues decreased by $2,292,000 or 30% mainly due to lower capital sales.

In Q1-2016, an estimated 12,300 procedures using SPY technology systems were performed, representing an increase over Q1-2015 and Q4-2015 of 40% and 8%, respectively.

Gross Profit

Gross profit was $12,658,000 in Q1-2016 compared to $7,471,000  in Q1-2015.  As a percentage of revenue, gross profit increased by 7% from 64% in Q1-2015 to 71% in Q1-2016. The increase in gross profit percentage was primarily the result of higher capital sales.  In comparison to Q4-2015, gross profit as percentage of revenue decreased by 1% due to lower capital sales.

Operating Expenses

Selling and distribution expenses of $15,308,000 for Q1-2016 were $2,810,000 higher than Q1-2015 expenses of $12,498,000 as a result of additional direct sales force personnel and higher promotional spending. Similarly, in comparison to Q4-2015, selling and distribution expenses were higher by $2,151,000 or 16%.

Research and development expenses of $3,163,000 in Q1-2016 were $459,000 lower than Q1-2015 expenses of $3,622,000 mainly due to lower patent and trademark expenses of $863,000 partially offset by higher costs related to clinical studies in the amount of $211,000. In comparison to Q4-2015, research and development expenses were $1,654,000 or 34% lower due to lower patent and trademark expenses of $1,525,000 and lower costs related to clinical studies of $271,000 partially offset by an increase in personnel costs of $208,000.

Administrative expenses of $2,557,000 in Q1-2016 were $130,000 lower than Q1-2015 expenses of $2,687,000. The decrease mainly related to lower professional fees of $752,000 in Q1-2016 mainly offset by higher bad debt expense in the amount of $459,000 and an unfavorable impact from foreign exchange in the amount of $147,000. In comparison to Q4-2015, administrative expenses were lower than the previous quarter by $30,000 due to lower professional fees in the amount of $700,000, offset by a higher bad debt expense of $402,000, higher personnel costs of $141,000 and an unfavorable impact from foreign exchange in the amount of $136,000.

Finance Costs

Finance costs for the three-month periods presented were comprised of non-cash imputed interest for the distribution rights payable with LifeNet.

Finance Income

Finance income increased to $90,000 in Q1-2016 from $54,000 in Q1-2015 due to a higher interest rate earned on cash balances, partially offset by a reduction in cash balances resulting from cash usage to support operations.

Warrants Revaluation Adjustment

The Q1-2016 non-cash warrant revaluation income was $1,324,000 compared to $23,000 in Q1-2015. During the period the warrants were outstanding in Q1-2016, the Company’s share price decreased greater than it did during the three months the warrants were outstanding in Q1-2015 causing a larger valuation adjustment in Q1-2016 as compared to Q1-2015. During Q4-2015 the Company’s share price increased by $2.31 which resulted in a non-cash warrant revaluation expense of $3,661,000.

Net Income Loss

Net loss was $6,980,000 in Q1-2016 compared to a net loss of $11,285,000 in Q1-2015.  The decrease in net loss was primarily a result of an increase in gross profit of $5,187,000 and an increase in warrant revaluation income of $1,301,000.  Offsetting these amounts was an increase in operating expenses of $2,221,000.

In comparison to Q4-2015, net loss decreased by $2,827,000 primarily due to warrant revaluation income of $1,324,000 in Q1-2016 compared to warrant valuation expense of $3,661,000 in Q4-2015, partially offset by a decrease in gross profit of 1,712,000 and higher operating expenses of $467,000.

FINANCIAL POSITION

The following is a discussion of the changes to the Company’s financial position as at March 31, 2016 as compared to December 31, 2015:

in $000's, except %	As at March 31, 2016	As at December 31, 2015	Change ($)	Change (%)	Comments
ASSETS
Current assets
Cash and cash equivalents	96,608	106,790	(10,182)	(10)	See Liquidity and Capital Resources section below.
Accounts receivable	21,776	21,768	8	—
Prepaid expenses and other assets	3,026	3,363	(337)	(10)	A decrease in prepaid insurance partially offset by deposits for sales and marketing events.
Inventories	11,694	10,681	1,013	9	An increase to meet forecasted sales.
	133,104	142,602	(9,498)	(7)
Non-current assets
Property and equipment, net	15,781	14,830	951	6	Net additions in Q1-2016 due to revenue generating assets of $2,136 and leasehold improvements of $126, less depreciation of $1,311.
Intangible assets, net	18,104	18,540	(436)	(2)	A decrease due to amortization recorded in Q1-2016.

Total Assets	166,989	175,972	(8,983)	(5)

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities
Accounts payable and accrued liabilities	10,190	12,145	(1,955)	(16)	A decrease due to timing of payments.
Provisions	465	455	10	2	An increase in warranty provision due to higher capital sales for the 12 month period ended March 31, 2016 compared to 12 month period ended December 31, 2015.
Deferred revenue	1,492	1,125	367	33	An increase in extended service contracts purchased by customers.
Income taxes payable	2	13	(11)	(85)	A decrease in state tax expense.
Distribution rights payable	250	250	—	—
	12,399	13,988	(1,589)	(11)
Non-current liabilities
Deferred revenue	900	849	51	6	An increase in extended service contracts purchased by customers.
Distribution rights payable	1,509	1,735	(226)	(13)	A decrease resulting from payments made to reduce the total outstanding balance in Q1-2016.
Shareholder warrants	—	16,438	(16,438)	(100)	Exercises of $15,113 and non-cash revaluation adjustment of $1,324.

Total Liabilities	14,808	33,010	(18,202)	(55)

Total Shareholders' Equity	152,181	142,962	9,219	6	Net loss of $6,380 offset by stock based compensation of $1,047 and exercise of shareholder warrants and stock options of $15,113 and $38, respectively.

Total Liabilities and Shareholders' Equity	166,989	175,972	(8,983)	(5)

LIQUIDITY AND CAPITAL RESOURCES

Since its inception, NOVADAQ has financed its cash requirements primarily through the issuance of securities and convertible debt, strategic alliances, licensing and development fees, investment tax credits and government funding and interest income. Given the Company’s history of continuing losses and its accumulated deficit, revenues will need to continue to increase over a sustained period. The Company does not yet generate sufficient operational cash flows to meet the Company's planned growth and to fund development activities. The Company relies on funding from outside sources to execute its current and future business development plans which include but are not limited to potential acquisitions, design and development and clinical trials, the investment required for the revenue generating assets utilized in the placement and rental models and the required funding for the recruitment and development of the direct sales team. The Company is dependent on the willingness of investors or strategic partners to continue to invest in the Company or to enter into strategic relationships to continue further development of the Company’s products. There can be no assurance, however, that NOVADAQ will be successful in securing partnerships or financing on terms that would be favorable to the Company, or at all.

Based on the cash on hand in the amount of $96,608,000 as at March 31, 2016, the capacity to borrow funds from its revolver loan (as further described below), and the sales and margins which the Company anticipates to generate from operations in the upcoming 12 months, the Company expects to have sufficient funds to support its cash requirements for at least the next 12 months. The Company invests its cash and cash equivalents in daily interest accounts at a chartered bank in Canada.

Operating Activities

For the three month period ended March 31, 2016, cash used in operating activities was $7,714,000 which included cash expenditures (cash burn) before change in working capital of $5,485,000, and an increase in non-cash working capital of $2,279,000.  The cash burn during the quarter was mainly driven by costs associated with the continued build-out of NOVADAQ’s direct sales and marketing infrastructure. The increase in working capital was driven by increased inventories and a reduction in accounts payable and accrued liabilities, partially offset by an increase in deferred revenue and a reduction in prepaid expenses and other assets.

Investing Activities

For the three month period ended March 31, 2016, cash used in investing activities was $2,262,000 comprised of net additions to revenue generating fixed assets which were primarily utilized in the placement of assets at hospitals and clinics.

Financing Activities

For the three month period ended March 31, 2016, cash used in financing activities was $212,000, comprised of a $250,000 repayment of the distribution rights payable partially offset by $38,000 of proceeds from the exercise of stock options.

Revolver Loan

On August 26, 2011, the Company executed a revolving credit agreement with a Canadian chartered bank, entitling the Company to borrow up to a maximum limit of $2,500,000 Canadian dollars, subject to a borrowing base formula, certain financial covenants and certain reporting requirements. The credit facility is secured by a general security agreement constituting a first-ranking security interest in all personal property of the Company with a conventional rate of interest. Currently, the Company has no committed sources of capital other than this revolving credit loan. Since its inception and as at March 31, 2016, the Company has not utilized this credit facility. As at March 31, 2016, the maximum amount that can be borrowed under the revolver loan was $2,307,446 Canadian dollars.

Contractual Obligations

The Company’s short-term and long-term contractual obligations are as follows:

in $000’s	0-1 year	1-5 years	After 5 years
Operating leases	642	1,912	2,202
Funding for clinical study	78	—	—

The long-term operating lease commitments are for premises located in: Mississauga, ON, Burnaby, BC, Taunton, MA, Germany and Switzerland.

Critical Accounting policies and estimates

Except as disclosed in Note 2 to our interim condensed consolidated financial statements, there were no significant changes in our accounting policies and critical accounting estimates for the three months ended March 31, 2016.  We describe our significant accounting policies and critical accounting estimates in Note 2 to the audited consolidated financial statements and MD&A for the year ended December 31, 2015.

RELATED PARTY TRANSACTIONS

As at March 31, 2016 and December 31, 2015, the Company has no receivable or payable balances with key management personnel or directors. The key management personnel include the President and Chief Executive Officer; Chief Financial Officer; Senior Vice President and General Manager; Vice President of Regulatory, Clinical and Economic Affairs; and General Counsel.

NEW STANDARDS, INTERPRETATIONS & AMENDMENTS ADOPTED BY THE COMPANY

Disclosure Initiative: Amendments to IAS 1

On December 18, 2014 the IASB issued amendments to IAS 1, Presentation of Financial Statements, as part of its initiative to improve presentation and disclosure in financial reports.  The amendments are effective for annual periods beginning on or after January 1, 2016.  The Company adopted these amendments in its financial statements for the annual period beginning on January 1, 2016.  The adoption of the amendments did not have a material effect on the Company’s consolidated financial statements.

NEW STANDARDS, INTERPRETATIONS & AMENDMENTS NOT YET ADOPTED BY THE COMPANY

The IASB has issued the following new standards, which are not yet effective or adopted by the Company:

[a] IFRS 9, Financial instruments (effective January 1, 2018)

[b] IFRS 15, Revenue from contracts with customers (effective January 1, 2018)

[c] IFRS 16, Leases (effective January 1, 2019)

The extent of the impact of adoption of these standards has not yet been determined.

Financial Instruments and Other Instruments

The Company’s financial instruments were comprised of the following as at March 31, 2016: cash and cash equivalents of $96,608,000; accounts receivable of $21,776,000; accounts payable and accrued liabilities of $10,190,000; and distribution rights payable of $1,759,000. The Company invested its cash and cash equivalents in daily interest savings accounts. Accounts receivable not provided for is subject to minimal credit risk based on the nature of the Company’s customers and letters of credit securing certain international sales. The receivables are being carried at amortized cost. Accounts payable and accrued liabilities are carried at amortized cost, and are comprised of short-term obligations owing to suppliers relative to the Company’s operations. Distribution rights liability is payable over a 10-year term and is carried at amortized cost. The shareholder warrants are re-valued quarterly utilizing the Black-Scholes model to determine fair value.

Fair Value

Fair value is the estimated amount that the Company would pay or receive to dispose of financial instruments in an arm’s length transaction between knowledgeable, willing parties who are under no compulsion to act. The fair value of financial instruments that are traded in active markets at each reporting date is determined by reference to quoted market prices, without any deduction for transaction costs. For financial instruments not traded in an active market, the fair value is determined using appropriate valuation techniques that are recognized by market participants. Such techniques may include using recent arm’s length market transactions, reference to the current fair value of another instrument that is substantially the same, discounted cash flow analysis or other valuation models.

Concentration of Accounts Receivable

As at March 31, 2016, one customer had an accounts receivable balance exceeding 10% of total accounts receivable [December 31, 2015 – one customer]. Concentration of this customer comprised 33% of total accounts receivable as at March 31, 2016 as compared to 21% as at December 31, 2015.

For the three month period ended March 31, 2016, there were sales to one customer that exceeded 10% of total revenue [three month period ended March 31 2015 - none]. Concentration of this customer comprised of 29% of total revenue for the three month period ended March 31, 2016.

Risks and Uncertainties

The results of operations and financial condition of the Company are subject to a number of risks and uncertainties, and are affected by a number of factors outside of the control of management. For a detailed discussion regarding the relevant risks and uncertainties, see the Company’s AIF for the year ended December 31, 2015, which is filed on SEDAR and EDGAR. There have been no changes during the three month period ended March 31, 2016.

Controls and Procedures

Disclosure Controls and Procedures

Management is responsible for establishing and maintaining a system of disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the U.S. Exchange Act, and under National Instrument 52-109 in Canada) to provide reasonable assurance that all material information relating to the Company and its subsidiaries is gathered and reported to senior management on a timely basis so that appropriate decisions can be made regarding public disclosure.

The Chief Executive Officer [“CEO”] and Chief Financial Officer [“CFO”] have designed such disclosure controls and procedures, or caused them to be designed under their supervision, to provide reasonable assurance that material information relating to the Company, including its consolidated subsidiaries, is made known to them by others within those entities, particularly during the period in which the disclosures are being prepared to provide reasonable assurance that information required to be disclosed under securities legislation is recorded, processed, summarized and reported within the time periods specified in the securities legislation.

Due to inherent limitations in control systems and procedures no matter how well conceived or operated, their evaluation can provide only reasonable, not absolute, assurance that such disclosure controls and procedures are operating effectively.

Internal Control over Financial Reporting

Management is also responsible for establishing and maintaining adequate internal controls over financial reporting to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial reports for external purposes in accordance with IFRS as issued by the IASB.

The CEO and CFO have designed internal controls over financial reporting [“ICFR”], or caused it to be designed under their supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external reporting purposes in accordance with IFRS as issued by the IASB.

Changes in Internal Control over Financial Reporting

There have been no material changes in the Company's internal control over financial reporting that occurred during the quarter ended March 31, 2016, which have materially affected, or are reasonably likely to affect, the Company’s internal control over financial reporting.

OUTSTANDING SHARE DATA AND OTHER INFORMATION

The Company is authorized to issue an unlimited number of common shares and an unlimited number of preferred shares, issuable in series. As at the date of this MD&A, there are a total of 57,431,414 common shares, 3,902,694 stock options and 26,775 RSU’s outstanding.

ADDITIONAL INFORMATION

Additional information concerning the Company, including the most recently filed AIF, is available on both EDGAR and SEDAR at www.sedar.com.